                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*
                               ------------------

                           Aames Financial Corporation
--------------------------------------------------------------------------------


                                (Name of Issuer)
             Series C Convertible Preferred Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    00253A408
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                            Capital Z Management, LLC
                               54 Thompson Street
                            New York, New York 10012
                         Attention: Mr. David A. Spuria
                             Tel. No. (212) 898-8700

                                    Copy to :

                            Thomas M. Cerabino, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 7, 2000
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 00253A 2                                            Page 2 of 16 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Specialty Finance Partners

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALLY                   64,627,346
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                -0-

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                64,627,346

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            64,627,346

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            97.93%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 00253A 2                                            Page 3 of 16 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Capital Z Financial Services Fund II, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALLY                   64,627,346
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                -0-

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                64,627,346

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            64,627,346

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            97.93%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 00253A 2                                            Page 4 of 16 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Capital Z Financial Services Private Fund II, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALLY                   64,627,346(1)
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                -0-

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                64,627,346(1)

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            64,627,346

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            97.93%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

----------
(1)  Solely in its capacity as the general partner of Specialty Finance
     Partners.

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 00253A 2                                            Page 5 of 16 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Equifin Capital Partners, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALLY                   64,627,346(2)
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                -0-

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                64,627,346(2)

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            64,627,346

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            97.93%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

----------
(2)  Solely in its capacity as a general partner of Specialty Finance Partners.

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 00253A 2                                            Page 6 of 16 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Capital Z Partners, L.P.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            Not Applicable

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALLY                   64,627,346(3)
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                -0-

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                64,627,346(3)

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            64,627,346

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            97.93%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

----------
(3) Solely in its capacity as the sole general partner of Capital Z Financial Services Fund II, L.P.

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 00253A 2                                            Page 7 of 16 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Capital Z Partners, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            Not Applicable

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALLY                   64,627,346(4)
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                -0-

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                64,627,346(4)

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            64,627,346

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            97.93%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

----------
(4) Solely in its capacity as the sole general partner of Capital Z Financial Services Fund II, L.P.

     This Amendment No. 1 to Schedule 13D with respect to Aames Financial Corporation is being filed by Specialty Finance Partners, Capital Z Financial Services Fund II, L.P., Capital Z Partners, L.P., Capital Z Partners, Ltd., Capital Z Financial Services Private Fund II, L.P., and Equifin Capital Partners, Ltd. (collectively, the "Reporting Persons") to amend the Schedule 13D (the "Schedule 13D") originally filed by certain of the Reporting Persons on April 12, 2000. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended by adding before the final paragraph of such item the following:

     On June 7, 2000, SFP purchased an additional 40,800,000 shares (the "Shares") of Series C Convertible Preferred Stock of the Company for the equivalent of $0.85 per share pursuant to the Preferred Stock Purchase Agreement, dated as of May 19, 2000, as amended as of May 25, 2000 by the Letter Agreement, between the Company and SFP (the "Series C Purchase Agreement"). In addition, in connection with such purchase, the Company issued to SFP warrants to purchase up to 5,000,000 million shares of Series C Convertible Preferred Stock at an exercise price of $0.85 per share (the "Series C Warrant"). Pursuant to the Agreement, SFP has agreed to waive the anti-dilution adjustments that would occur due to the issuance of Series C Convertible Preferred Stock.

     Pursuant to the Series C Purchase Agreement, upon the expiration of all applicable regulatory waiting periods, SFP intends to exchange each of the Shares and any shares of Series C Convertible Preferred Stock acquired upon exercise of the Series C Warrant for one share of


                                    8 of 16

Series D Convertible Preferred Stock (the Series D Convertible Preferred Stock has not yet been designated and will be in form substantially similar to the Series C Convertible Preferred Stock) of the Company (the "Additional Closing). In addition, at the Additional Closing, SFP intends to purchase an additional 18,023,529 shares of Series D Convertible Preferred Stock. In connection with such purchase, the Series C Warrant will expire and the Company will issue to SFP warrants to purchase 5,000,000 shares of Series D Preferred Stock less the amount of shares purchased through exercise of the Series C Warrant.

     As a result of the completion of these transactions, SFP holds 64,627,346 shares (the number of shares has been adjusted to reflect the five-for-one reverse stock split effected by the Company on April 14, 2000) of Series C Convertible Preferred Stock which represents approximately 97.93% of the outstanding shares of Series C Convertible Preferred Stock; and SFP holds Series B Convertible Preferred Stock and Series C Convertible Preferred Stock representing 90.25% of the combined voting power of the Company (including 5,000,000 shares relating to the Series C Warrant).

     The foregoing descriptions of the Series C Purchase Agreement and the Series C Warrant are qualified in their entirety by reference to the Series C Purchase Agreement and the Series C Warrant, which are attached hereto as Exhibits 1 and 2, and Exhibit 3, respectively, and are incorporated herein by reference.


                                    9 of 16

Item 5. Interest in Securities of the Issuer.

Item 5 (a) and (b) of Schedule 13D are hereby amended and restated in its entirety by substituting the following in lieu thereof:

(a)

     SFP

     As of June 7, 2000, SFP beneficially owned 64,627,346 shares of Series C Preferred Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 65,994,672 shares of Series C Preferred Stock outstanding (as represented by the Company to the Reporting Persons), represents approximately 97.93% of the outstanding shares of Series C Preferred Stock.

     CAPITAL Z

     In its capacity as a general partner of SFP, Capital Z may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 64,627,346 shares of Series C Preferred Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 65,994,672 shares of Series C Preferred Stock outstanding (as represented by the Company to the Reporting Persons), represents approximately 97.93% of the outstanding shares of Series C Preferred Stock.

     CAPITAL Z PRIVATE FUND

     In its capacity as a general partner of SFP, Capital Z Private Fund may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 64,627,346 shares of Series C Preferred Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 65,994,672 shares of Series C Preferred Stock


                                    10 of 16
outstanding (as represented by the Company to the Reporting Persons), represents approximately 97.93% of the outstanding shares of Series C Preferred Stock.

     EQUIFIN

     In its capacity as a general partner of SFP, Equifin may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 64,627,346 shares of Series C Preferred Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 65,994,672 shares of Series C Preferred Stock outstanding as represented by the Company to the Reporting Persons), represents approximately 97.93% of the outstanding shares of Series C Preferred Stock).

     CAP Z L.P.

     In its capacity as the sole general partner of Capital Z and Capital Z Private Fund, Cap Z L.P. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 64,627,346 shares of Series C Preferred Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 65,994,672 shares of Series C Preferred Stock outstanding (as represented by the Company to the Reporting Persons), represents approximately 97.93% of the outstanding shares of Series C Preferred Stock.

     CAP Z LTD.

     In its capacity as the sole general partner of Cap Z L.P., which is the general partner of Capital Z and Capital Z Private Fund, Cap Z Ltd. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 64,627,346 shares of Series C Preferred Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 65,994,672 shares of Series C Preferred Stock outstanding (as represented by the


                                    11 of 16

Company to the Reporting Persons), represents approximately 97.93% of the outstanding shares of Series C Preferred Stock.

(b)

     SFP

          1. Sole power to vote or to direct the vote                    -0-
          2. Shared power to vote or to direct the vote               64,627,346
          3. Sole power to dispose or to direct the disposition          -0-
          4. Shared power to dispose of or to direct the disposition  64,627,346


     CAPITAL Z

          1. Sole power to vote or to direct the vote                    -0-
          2. Shared power to vote or to direct the vote               64,627,346
          3. Sole power to dispose or to direct the disposition          -0-
          4. Shared power to dispose of or to direct the disposition  64,627,346


     CAP Z PRIVATE FUND

          1. Sole power to vote or to direct the vote                    -0-
          2. Shared power to vote or to direct the vote               64,627,346
          3. Sole power to dispose or to direct the disposition          -0-
          4. Shared power to dispose of or to direct the disposition  64,627,346


                                    12 of 16

     EQUIFIN

          1. Sole power to vote or to direct the vote                    -0-
          2. Shared power to vote or to direct the vote               64,627,346
          3. Sole power to dispose or to direct the disposition          -0-
          4. Shared power to dispose of or to direct the disposition  64,627,346


     CAP Z L.P.

          1. Sole power to vote or to direct the vote                    -0-
          2. Shared power to vote or to direct the vote               64,627,346
          3. Sole power to dispose or to direct the disposition          -0-
          4. Shared power to dispose of or to direct the disposition  64,627,346


     CAP Z LTD.

          1. Sole power to vote or to direct the vote                    -0-
          2. Shared power to vote or to direct the vote               64,627,346
          3. Sole power to dispose or to direct the disposition          -0-
          4. Shared power to dispose of or to direct the disposition  64,627,346


                                    13 of 16

Item 7. Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended by inserting the following at the end thereof:

10. Preferred Stock Purchase Agreement, dated as of May 19, 2000, by and between Aames Financial Corporation and Specialty Finance Partners.

11. Letter Agreement, dated as of May 25, 2000, by and between Aames Financial Corporation and Specialty Finance Partners.

12.  Form of Series C Warrant.


                                    14 of 16

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2000

                             CAPITAL Z FINANCIAL SERVICES
                             FUND II, L.P., a Bermuda limited partnership

                             By: Capital Z Partners, L.P., its General Partner

                             By: Capital Z Partners, Ltd., its General Partner

                             By: /s/ David A. Spuria
                                 ------------------------------
                                 Name:  David A. Spuria
                                 Title: General Counsel


                             CAPITAL Z PARTNERS, L.P.,
                             a Bermuda limited partnership

                             By: Capital Z Partners, Ltd., its General Partner

                             By: /s/ David A. Spuria
                                 ------------------------------
                                 Name:  David A. Spuria
                                 Title: General Counsel


                             CAPITAL Z PARTNERS, LTD.,
                             a Bermuda corporation

                             By: /s/ David A. Spuria
                                 ------------------------------
                                 Name:  David A. Spuria
                                 Title: General Counsel

                             SPECIALTY FINANCE PARTNERS,
                             a Bermuda general partnership

                             By: Capital Z Financial Services Fund II, L.P.,
                                 its General Partner

                             By: Capital Z Partners, L.P., its General Partner

                             By: Capital Z Partners, Ltd., its General Partner

                             By: /s/ David A. Spuria
                                 ------------------------------
                                 Name:  David A. Spuria
                                 Title: General Counsel


                             CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P., a Bermuda limited partnership

                             By: Capital Z Partners, L.P., its General Partner

                             By: Capital Z Partners, Ltd., its General Partner

                             By: /s/ David A. Spuria
                                 ------------------------------
                                 Name:  David A. Spuria
                                 Title: General Counsel


                             EQUIFIN CAPITAL PARTNERS, LTD.,
                             a Cayman Islands corporation

                             By: Mani A. Sadeghi
                                 ------------------------------
                                 Name:  Mani A. Sadeghi
                                 Title: President, Chief Executive
                                        Officer and Director


                                    16 of 16

                                  EXHIBIT INDEX

Exhibit No.         Title
-----------         -----

99.10 Preferred Stock Purchase Agreement, dated as of May 19, 2000, by and between Aames Financial Corporation and Specialty Finance Partners.

99.11 Letter Agreement, dated as of May 25, 2000, by and between Aames Financial Corporation and Specialty Finance Partners.

99.12               Form of Series C Warrant.